

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 7, 2016

<u>Via E-mail</u>
John L. Hofmann
Chief Financial Officer
PowerVerde, Inc.
420 S. Dixie Highway, Suite 4-B
Coral Gables, FL 33146

> **Re: PowerVerde, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed March 30, 2016**
> **File No. 000-27866**

Dear Mr. Hofmann:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Exhibits 32.1 and 32.2</u>

1.   Please file a full amendment to this annual report to provide revised 906 certifications that refer to your Form 10-K for the fiscal year ended December 31, 2015.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Kevin Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant,
Office of Electronics and Machinery